UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65878

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01 /0 12/0 21___ AND ENDING ___1 /31/2021___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___GLOBAL EXECUTION BROKER, LP___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT SACK	610-617-2812	ROB.SACK@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EISNERAMPER, LLP

(Name – if individual, state last, first, and middle name)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/29/2003   274

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SACK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLOBAL EXECUTION BROKER, LP, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Christina Weigand, Notary Public
Montgomery County
My Commission Expires November 8, 2025
Commission Number 1409542

Signature:

Title: TREASURER

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a5(e)(3) or 17 CFR 240.18a7(d)(2), as applicable.*

GLOBAL EXECUTION BROKERS, LP

(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Global Execution Brokers, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Execution Brokers, LP (the "Entity") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Eisner Amper, LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 25, 2022

 "EisnerAmper" is the brand name under which EisnerAmper LLP and Eisner Advisory Group LLC provide professional services. EisnerAmper LLP and Eisner Advisory Group LLC are independently owned firms that practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations and professional standards EisnerAmper LLP is a licensed CPA firm that provides attest services, and Eisner Advisory Group LLC and its subsidiary entities provide tax and business consulting services Eisner Advisory Group LLC and its subsidiary entities are not licensed CPA firms

GLOBAL EXECUTION BROKERS, LP

Statement of Financial Condition
December 31, 2021

Assets

Cash	$	212
Receivable from clearing brokers		156,060,817
Accrued trading receivables		28,382,037
Receivable from affiliates		36,960,069
Fixed assets (net of accumulated depreciation of $2,954,929)		465,278
Other assets		4,279,475
Total assets	**$**	**226,147,888**

Liabilities and partners' capital

Marketing and transaction fees payable	$	84,964,110
Payable to affiliates		2,406,970
Accrued compensation		28,419
Accrued expenses and other liabilities		382,008
Total liabilities		87,781,507
Partners' capital		138,366,381
Total liabilities and partners' capital	**$**	**226,147,888**

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2021

NOTE A – ORGANIZATION

Global Execution Brokers, LP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated self-regulatory organization is the Chicago Board Options Exchange. The Entity is a member of the National Futures Association (the "NFA") and it is registered with the Commodity Futures Trading Commission (the "CFTC"). The Entity provides order execution services on various exchanges and alternative trading systems for affiliates. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities, revenue from order flow and related expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining balance method over the estimated useful life of the assets.

Revenue from contracts with customers consists of order flow and order execution services provided to affiliates. Each time the Entity provides order flow or executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with order flow and order execution on a trade date basis.

In accordance with Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses ("ASC 326"), the Entity assessed certain financial assets measured at amortized cost for credit losses using a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing brokers; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at each of the Entity's clearing brokers and clearing organizations. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure. The Entity monitors the capital adequacy of such organizations.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C – RECEIVABLE FROM CLEARING BROKERS AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2021, substantially all of the amounts receivable from clearing brokers reflected on the statement of financial condition are amounts due from this clearing broker.

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2021

NOTE D – RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"), and Susquehanna Israel Technologies, LTD ("SITLTD").

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. SIG also provides assistance, maintenance, advice, and other similar services to the Entity and various affiliates in respect of certain intellectual property. The Entity pays for these intellectual property related services pursuant to a formula agreed upon between the Entity and SIG. Included in payable to affiliates is $464,766 related to these foregoing costs and services.

SIG also provides infrastructure support services to the Entity and various affiliates. The Entity pays a monthly fee for these services based on allocations determined at SIG's discretion. Included in payable to affiliates is $1,680 related to these services.

STMI and SITLTD provide administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI and SITLTD's discretion. Included in payable to affiliates are $52,667 and $1,875, respectively, related to these services.

The Entity enters into agreements with order flow providers and pays the providers an agreed-upon marketing fee for sending their orders through the Entity's order routing system. The Entity aggregates this order flow and may give preference to affiliates which are liquidity providers on the exchange where such orders are executed. In return for giving preference to these affiliates, the Entity receives payment for order flow directed to it by these affiliates. Included in receivable from affiliates is $15,457,412 related to this arrangement.

Affiliates of the Entity which are liquidity providers on various exchanges may direct their order flow providers to route orders by way of the Entity's router and execution services. These affiliates benefit from this activity and make payments for order flow directly to such order flow providers based on previously agreed-upon rates. In these instances, the Entity has no liability regarding the affiliates' payments for order flow and only provides the routing and execution services on behalf of its affiliates. This arrangement is reviewed annually and adjusted as deemed necessary by management.

The Entity executes trades for affiliated broker-dealers for which it receives a fee or owes a rebate, based on liquidity provided. The fee is based on trading and execution charges, plus a surcharge to cover other costs and, for certain affiliates, receives a fixed monthly fee to cover other order execution charges. Included in receivable from and payable to affiliates is a net amount due from these affiliates of $20,659,388 related to these fees.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2021

NOTE E – DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

Derivatives used for risk management include options.

The following table sets forth the annual volume of the Entity's derivative financial instruments by major product type on a gross basis for the year ended December 31, 2021:

	Approximate Annual Volume (Contracts)
Options	29,029

NOTE F – INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2021, management has determined that there are no material uncertain income tax positions.

NOTE G – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250,000. At December 31, 2021, the Entity had net capital of $77,029,818 which exceeded its requirement of $250,000 by $76,779,818.